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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-12040

SUN HEALTHCARE GROUP, INC.
(Exact name of registrant as specified in its charter)

101 Sun Avenue, NE
Albuquerque, New Mexico 87109
(505) 821-3355
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share (1)(2),
and Preferred Stock Purchase Rights (1)(2)

(Title of each class of securities covered by this Form)

Common Stock, par value $.01 per share (3)
Warrants to purchase Common Stock,
exercisable until February 28, 2005

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	[X]	Rule 12h-3 (b) (1) (ii)	[ ]
Rule 12g-4 (a) (1) (ii)	[ ]	Rule 12h-3 (b) (2) (i)	[ ]
Rule 12g-4 (a) (2) (i)	[ ]	Rule 12h-3 (b) (2) (ii)	[ ]
Rule 12g-4 (a) (2) (ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3 (b) (1) (i)	[X]

Approximate number of holders of record as of the certification or notice date:  Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, Sun Healthcare Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUN HEALTHCARE GROUP, INC.

/s/ Robert F. Murphy
Name: Robert F. Murphy
Title: Secretary
Date: March 6, 2002

(1)	On October 14, 1999, Sun Healthcare Group, Inc. ("Sun") and its subsidiaries filed voluntary petitions with the U.S. Bankruptcy Court in Delaware to reorganize their respective capital structures under Chapter 11 of the U.S. Bankruptcy Code. Sun filed a joint plan of reorganization (the "Plan") in the U.S. Bankruptcy Court for the District of Delaware and the Plan was approved by the Bankruptcy Court on February 6, 2002. The Plan provides for the cancellation of Sun's outstanding securities and for the issuance by Sun of new common stock to its creditors. Certain of Sun's creditors will also receive warrants to purchase the new common stock. Existing holders of Sun's common stock will receive no distribution under the Plan. The Plan became effective on February 28, 2002.

(2)	On June 29, 1999, Sun's common Stock, par value $.01 per share, and Preferred Stock Purchase Rights were suspended from trading on the New York Stock Exchange.

(3)	A Registration Statement on Form 8-A was filed with the SEC on March 6, 2002 related to these securities.

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